EXHIBIT 8.1

SUBSIDIARIES OF BAKBONE SOFTWARE INCORPORATED

Subsidiary	Jurisdiction of Incorporation	Percentage Owned
BakBone Software, Inc.	U.S.	100%
BakBone Acquisition Corp.	U.S.	100%
BakBone Software Limited	U.K.	100%
BakBone Software K.K.	Japan	100%